Exhibit 99.1
PLEXUS CORP.
NON-GAAP SUPPLEMENTAL INFORMATION
(in thousands, except per share data)
(unaudited)

Return on Invested Capital ("ROIC") and Economic Return Calculations

	Nine Months Ended		Six Months Ended		Nine Months Ended
	July 2, 2016		April 2, 2016		July 4, 2015
Operating profit, as reported	$75,788		$44,870		$86,865
Restructuring charges, as reported	5,229		3,424		1,691
Adjusted operating profit		$81,017		$48,294		$88,556
	÷	3			÷	3
		$27,006				$29,519
	x	4	x	2	x	4
Annualized adjusted operating profit		$108,024		96,588		$118,076
Tax rate	x	11%	x	11%	x	11%
Tax impact		11,883		10,625		12,988
Adjusted operating profit (tax effected)		$96,141		$85,963		$105,088

Average invested capital	$738,397		$743,112		$745,030

ROIC	13.0%		11.6%		14.1%
Weighted average cost of capital ("WACC")	11.0%		11.0%		11.0%
Economic return	2.0%		0.6%		3.1%

	July 2,	April 2,	January 2,	October 3,
	2016	2016	2016	2015
Equity	$895,175	$871,111	$850,794	$842,272
Plus:
Debt—current	78,279	2,300	2,864	3,513
Debt—long-term	184,479	259,565	259,289	259,257
Less:
Cash and cash equivalents	(433,679)	(409,796)	(354,728)	(357,106)
Average invested capital	$724,254	$723,180	$758,219	$747,936

	July 4,	April 4,	January 3,	September 27,
	2015	2015	2015	2014
Equity	$835,063	$808,468	$792,298	$781,133
Plus:
Debt—current	4,281	4,774	4,793	4,368
Debt—long-term	259,284	260,025	260,990	262,046
Less:
Cash and cash equivalents	(354,830)	(356,296)	(239,685)	(346,591)
Average invested capital	$743,798	$716,971	$818,396	$700,956

During the third quarter of fiscal 2016 average invested capital (July 2, 2016, April 2, 2016, January 2, 2016 and October 3, 2015) was $738,397. Third quarter fiscal 2015 average invested capital (July 4, 2015, April 4, 2015, January 3, 2015 and September 27, 2014) was $745,030.